Mail Stop 6010

July 20, 2006

Michael E. Tarvin, Esq.
Select Medical Holdings Corporation
4716 Old Gettysburg Road, P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

Re: Select Medical Holdings Corporation
Amendment No 2 to Form S-4 Registration Statement
File No. 333-133284

Dear Mr. Tarvin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

8. Stockholders' Equity, page F-28

Preferred Stock, page F-28

1. According to your analysis of paragraph 6 of SFAS 128 included in your response to prior comment six, you had revised Note 8 to clarify that the cash liquidation preference

equaled the initial purchase price of the preferred stock plus accrued and unpaid dividends, less the amount of any special dividends that have been declared and paid. While we noted a revision to Note 8 similar to this on page F-29, this revision appears to relate only to the redemption value of the preferred stock, not its liquidation preference. On page F-28 in Note 8, you separately discuss that the preferred stock ranks senior to the common stock with respect to rights upon liquidation. These rights would appear to be the ones contemplated by paragraph 6 and about which additional disclosures appear to be needed. As there does not necessarily have to be a relationship between liquidation preference and redemption value of equity securities and as it may differ for some companies, please further revise your disclosures to provide the information required by paragraph 6 in the context of the liquidation rights that you now disclose on page F-28.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino at 202-551-3659 or Oscar Young at 202-551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Carmen J. Romano, Esq.
        Dechert LLP
        Cira Centre
        2929 Arch Street
        Philadelphia, PA 19104-2808